SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of September, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

MATERIAL FACT

VCP ANNOUNCES ASSET SWAP WITH INTERNATIONAL PAPER,
MOVING FORWARD WITH ITS STRATEGIC PLAN - VCP 2020

SCOPE

São Paulo, September 19, 2006 – The CEO of Votorantim Celulose e Papel (VCP), Mr. José Luciano Penido, announced today the closing of an agreement with International Paper (IP) to swap industrial and forestry assets between both companies. Under the terms of the agreement, VCP will transfer to IP its Pulp and Paper Production Unit located in the city of Luiz Antonio (São Paulo) and its respective forestry base unit. IP will in turn, transfer to VCP assets linked to the production of eucalyptus pulp, including a project under development for an eucalyptus pulp mill and all related rights, amounting to US$1.15 billion, plus the lands and planted forests located in the city of Três Lagoas (MS).

The Eucalyptus pulp mill of Três Lagoas will add 1.1 million tons/year to the current VCP production capacity, intended for the global market. The new mill will start-up its operation in January 2009.

Furthermore, as part of the agreement, VCP will provide pulp at market prices to supply the paper production unit that IP intends to build close to the site.

STRATEGIC RATIONALE

Chairman of the Board of Directors of VCP, Mr. José Roberto Ermírio de Moraes, affirmed: “This agreement represents an important path in VCP’s long term strategic planning (2020 Vision). The company is strategically positioned to fully benefit of VCP’s forestry technology and of the Brazilian agro-forestry competitive advantages, to become one of the worldwide leaders in terms of eucalyptus pulp, and assuring the future organic expansion of such capacity”.

A new growth opportunity arises for the company, with full access to the raw material necessary to produce market pulp, in a region with high competitive advantages and with sustainability. With the addition of this source of growth, on top of its Jacareí production unit and of its recent investments in the state of Rio Grande do Sul - execution of which will continue - VCP, in the next five years, will reach a “major player” position among the world’s global leaders of market pulp, with a production surpassing 3 million tons.

Nevertheless, the Luiz Antonio mill symbolizes the excellence of VCP investments in the production of uncoated papers. This asset, which already achieved its utmost value creation, within VCP’s business, still offers opportunities for future value creation when utilized by companies with a broad international distribution network and global scale for production of printing and writing papers. Thus, Luiz Antonio mill is a strategic asset to IP, aligned with its focus on uncoated papers and packaging.

ASSETS DATA	LUIZ ANTONIO (SP) PRODUCTION UNIT:
Forest base:
- total area: 57,000 hectares.
- planted area: 41,000 hectares.
Production Capacity of Eucalyptus Pulp: 400,000 tons/ year
Production Capacity of Uncoated Woodfree Paper: 350,000 tons/ year

TRÊS LAGOAS (MS) PROPERTIES:
Forest base:
- total area: 100,000 hectares (owned) + 21,000 hectares (third-parties)
- planted area: 68,000 hectares (owned) + 15,000 hectares (third-parties)
Production Capacity of Eucalyptus Pulp: 1,100,000 tons/year (under construction starting up in January, 2009)

CURRENT DRIVERS OF VCP BUSINESS	Besides the new business expansion in the market Pulp, VCP maintains all its existing businesses, with value creation to its shareholders and clients in the following areas:

	-	Value Added Papers: reaffirms its commitment and leadership in the carbonless, thermal and coated papers.

-

Uncoated Papers: As from 2007, with RIPASA Consortium operating, we will be fully capturing the planned synergies, yet enabling continuity in the uncoated paper business, through our strong brands COPIMAX (for cut size papers) and PRINTMAX (offset papers).

	-	Paper Distribution: VCP maintains its businesses in the regional paper distribution, through its merchant company KSR, which is part of its value added paper operation and of Ripasa arising synergies.

AGREEMENT FOR THE PULP SUPPLY

Concurrent to this transaction, it was established that the excess pulp production from Luiz Antônio unit will be sold to VCP at competitive prices. Furthermore, VCP will sell at competitive prices pulp to be produced at the Três Lagoas unit to IP for the latter’s use in its future paper machines that can be installed near the Três Lagoas site.

OPERATION CONCLUSION	The companies foresee the conclusion of the details and respective swap operation closure no later than February 1, 2007.

CONFERENCE CALL	VCP will host two conference calls on Tuesday, September 19, 2006, for eventual enlightenment to the market regarding this asset swap operation.

English
September 19, 2006
Time: 1:00PM (EST USA)
Phone: +1 (973) 935 2100
Code: 7882658
Replay: +1 (973) 341 3080
Code: 7882658

Portuguese
September 19, 2006
Time: 2:00PM (EST USA)
Phone: + (55 11) 2101 4848
Code: VCP
Replay: + (55 11) 2101 4848
Code: VCP

Please connect approximately 10 minutes prior to the beginning of the call.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.

(Registrant)
Date: 09/19/2006

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer